UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: September 30, 2015

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VISCOUNT SYSTEMS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

4585 Tillicum Street
Address of Principal Executive Office (Street and Number)

Burnaby, British Columbia, Canada V5J 5K9
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Viscount Systems, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the "Form 10-Q") on a timely basis due to the Company gathering information and completing its review, which required additional time to work internally with its staff and externally with its outside auditors to prepare and finalize the Form 10-Q. The Company expects to file its Form 10-Q within the additional time allowed by this report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Sieracki	(604) 323-7239
(Name)	(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[           ] Yes [ x ] No

The Company has not filed an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Annual Report”), which will contain the information required by Part III of the Annual Report.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Narrative Explanation Part IV, Item (3)

It is expected that for the three months ended September 30, 2015, the Company will report that its sales decreased compared to those reported for the comparable period in 2014, and that for the nine months ended September 30, 2015, the Company will report that its sales increased compared to those reported for the comparable period in 2014. It is expected that for the three and nine months ended September 30, 2015, cost of sales decreased and gross profits increased compared to those for the comparable periods in 2014.

Viscount Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2015	By:	/s/ Scott Sieracki
Scott Sieracki
	Title:	Interim Chief Executive Officer